SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Beazer Homes USA, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

07556Q881
(CUSIP Number)

December 31, 2013
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 4 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07556Q881	13G/A	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 192 shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 192 shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.01%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 07556Q881	13G/A	Page 3 of 4 Pages

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13G originally filed on October 15, 2012 (as amended, the “Schedule 13G”), with respect to the shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Beazer Homes USA, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4(a) and 4(b) in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

The foregoing is hereinafter sometimes referred to as the “Reporting Person.”

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of December 31, 2013, (i) Highbridge Capital Management, LLC, as the trading manager of STAR L.P. (a statistical arbitrage strategy) (the "Highbridge Fund"), may be deemed to be the beneficial owner of the 192 shares of Common Stock held by the Highbridge Fund.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 25,358,677 shares of Common Stock issued and outstanding as of December 13, 2013, as disclosed in the Company’s Schedule 14A filed with the Securities and Exchange Commission on December 20, 2013. Therefore, as of December 31, 2013, based on the Company’s outstanding shares of Common Stock, Highbridge Capital Management, LLC may be deemed to beneficially own less than 0.01% of the outstanding shares of Common Stock of the Company.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the shares of Common Stock held by the Highbridge Fund.

CUSIP No. 07556Q881	13G/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2014

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director